Atlas
south sea pearl
ACN 009 220 053

10th May 2007

The Manager
Australian stock Exchange
2 The Esplanade
PERTH WA 6000

Dear Sir

Re: Annual General Meeting

We would like to advise that at the Company's annual general meeting was held today, and all resolutions were passed. Details of these resolutions follow:

1. Re-election of Ian Murchison as a director;
2. Allocation of two hundred thousand shares to the Managing Director;
3. Change of the company's auditor to BDO Kendalls.

Yours faithfully

SIMON ADAMS
Company Secretary

CRP03 AGM Resolution May1007.doc

43 York Street, Subiaco, WA 6008 Australia ● PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 ● FACSIMILE (61) (8) 9380 9970 ● WEBSITE http://www.atlaspacific.com.au ● EMAIL atlas@atlaspacific.com.au